Griffiths McBurney Corp.   **Schedule III**

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
[Expressed in U.S. dollars]

As at December 31

	2015 $
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2015 [for which instructions to reduce to possession or control had been issued as of December 31, 2015] but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	
A. Number of items	—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2015, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3	
A. Number of items	—